# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: EXP WORLD HOLDINGS, INC., CIK 0001495932
CUSIP: 30212W100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2219 Rimland Dr., Suite 301, Bellingham, Washington (WA), 98226
Date of event which requires filing of this statement: 02/24/2025
Filed by CIK 0001588428
Persons authorized to receive notices and communications: James Bramble, 2219 Rimland Dr., Suite 301, Bellingham, Washington (WA), 98226, 360-685-4206

## Reporting persons
- Penny Sanford (CIK 0001588428): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 26,848,293; sole dispositive power 0; shared dispositive power 26,848,293; aggregate amount beneficially owned 26,848,293 (17.35% of the class)
  Comment: (1) Based on 26,848,293 shares of common stock subject to the Penny L Sanford TTEE Gratitude 2022 Trust dated as of August 26, 2022.
  (2) Based on 154,739,281 shares of common stock issued and outstanding as of January 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: EXP WORLD HOLDINGS, INC.
Address of issuer's principal executive offices: 2219 Rimland Dr., Suite 301, Bellingham, Washington (WA), 98226
Comment: Until February 24, 2025, Ms. Sanford was a member of a voting group together with Glenn Sanford, pursuant to the statement on Schedule 13D filed with the Securities and Exchange Commission on June 11, 2017 as amended by that certain Amendment No. 1 to Schedule 13D filed on March 8, 2021, as further amended by that certain Amendment No. 2 to Schedule 13D filed on April 23, 2021, as further amended by that certain Amendment No. 3 to Schedule 13D filed on August 24, 2021, as further amended by that certain Amendment No. 4 to Schedule 13D filed on January 25, 2022, as further amended by that certain Amendment No. 5 to Schedule 13D filed on May 9, 2022, as further amended by that certain Amendment No. 6 to Schedule 13D filed on November 2, 2022, as further amended by that certain Amendment No. 7 to Schedule 13D filed on July 31, 2023, as further amended by that certain Amendment No. 8 to Schedule 13D filed on January 12, 2024, as further amended by that certain Amendment No. 9 to Schedule 13D filed on February 19, 2025. This Schedule 13D is being filed to report the termination of the voting group by Mr. Sanford and Ms. Sanford, effective as of February 24, 2025.

## Item 2. Identity and Background
Name of person filing: This schedule is being filed by Penny Sanford (the "Reporting Person").
Residence or business address: The principal address for Ms. Sanford is 336 36th Street #734, Bellingham, WA 98225.
Present principal occupation or employment: Ms. Sanford is a retired physical therapist.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Reporting Person acquired shares of the Issuer's common stock in connection with the 2013 merger transaction between the Issuer and eXp Realty International, Inc. Under the terms of the merger agreement, she received shares of the Issuer's common stock in exchange for shares of eXp Realty International, Inc. that she previously held.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the shares of Common Stock of the Issuer for investment purposes. Except as set forth below, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Ms. Sanford has entered into Rule 10b5-1 trading plans pursuant to which she may dispose of shares of Common Stock of the Issuer from time to time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by the Reporting Person.

As of January 31, 2025, the Reporting Person is the beneficial owner of 26,848,293 shares of Common Stock. Such shares of Common Stock represent beneficial ownership of 17.35% of the outstanding shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by the Reporting Person as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Schedule A hereto sets forth certain information with respect to transactions by the Reporting Person in shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in this Schedule 13D, to the knowledge of the Reporting Person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

## Signatures
- Penny Sanford: /s/ Penny Sanford, Penny Sanford (03/04/2025)